SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)




             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b) *
                               (Amendment No.1)*


                        Endurance Specialty Holdings Ltd.
                        ---------------------------------
                                (Name of Issuer)

                   Ordinary Shares, Par Value $1.00 Per Share
                    Warrants Exercisable for Ordinary Shares
                     Warrants Exercisable for Class A Shares
                     ---------------------------------------
                        (Titles of Classes of Securities)

                           G30397106 (Ordinary Shares)
                           ---------------------------
                                 (CUSIP Number)

                                December 31, 2004
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                |_| Rule 13d-1(b)
                                |_| Rule 13d-1(c)
                                |X| Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G30397106                   13G                      Page 2 of 6 Pages

1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      TPG Advisors III, Inc.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]
                                                                     (b) [ ]

3     SEC USE ONLY


4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

                        5     SOLE VOTING POWER

                             Ordinary Shares   7,870,575
                             Warrants Exercisable for Ordinary Shares   493,160
                             Warrants Exercisable for Class A Shares   53,885
       NUMBER OF             (See Item 4(c))
        SHARES
     BENEFICIALLY      6     SHARED VOTING POWER
       OWNED BY
         EACH                - 0 -
       REPORTING
        PERSON         7     SOLE DISPOSITIVE POWER
         WITH
                             Ordinary Shares   7,870,575
                             Warrants Exercisable for Ordinary Shares   493,160
                             Warrants Exercisable for Class A Shares   53,885
                             (See Item 4(c))

                       8     SHARED DISPOSITIVE POWER

                             - 0 -

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      Ordinary Shares   7,870,575
      Warrants Exercisable for Ordinary Shares   493,160
      Warrants Exercisable for Class A Shares   53,885
      (See Item 4(a)-(b))

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]


11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      Ordinary Shares   11.5% (1)
      Warrants Exercisable for Ordinary Shares  0.7% (1)
      Warrants Exercisable for Class A Shares   0.1% (1)

12    TYPE OF REPORTING PERSON*

      CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Based on 61,386,102 shares of Ordinary Shares outstanding as of November 30, 2004 plus 7,242,890 shares of Common Shares (as defined below) issuable upon exercise of outstanding warrants.

Item 1(a).   Name of Issuer:

             Endurance Specialty Holdings Ltd. (the "Issuer")

Item 1(b).   Address of Issuer's Principal Executive Offices:

             Wellesley House
             90 Pitts Bay Road
             Pembroke HM 08, Bermuda

Item 2(a).   Name of Person Filing:

             This Amendment No. 1 to Schedule 13G Statement is filed by TPG Advisors III, Inc, a Delaware corporation (the "Reporting Person"). Additionally, information is included herein with respect to TPG GenPar III, L.P. ("GenPar III"), TPG Endurance Partners (Cayman), L.P. ("Endurance Partners"), TPG Endurance Investments (Cayman) L.P. ("Endurance Investments"), TPG GenPar Dutch, L.L.C. ("GenPar Dutch") and TPG Dutch Parallel III, C.V. ("Dutch Parallel III" and, together with GenPar III, Endurance Partners, Endurance Investments and GenPar Dutch, the "TPG Entities"). The Reporting Person is the sole general partner of GenPar III, which is the general partner of each of Endurance Partners and Endurance Investments, and the sole member of GenPar Dutch, which is the general partner of Dutch Parallel III. The Reporting Person and the TPG Entities are hereinafter collectively referred to as the "TPG Parties."

Items 2(b).  Address of Principal Business Office or, if none, Residence:

             The address of the principal business office of all of the TPG Parties is as follows:

             301 Commerce Street, Suite 3300
             Fort Worth, Texas 76102

Items 2(c).  Citizenship:

             Delaware is the jurisdiction of formation for the Reporting Person, GenPar III, and GenPar Dutch. The Netherlands is the jurisdiction of formation for Dutch Parallel III. Cayman Islands is the jurisdiction of formation of Endurance Partners and Endurance Investments.


Item 2(d).   Titles of Classes of Securities:

             This Amendment No. 1 to Schedule 13G Statement relates to the Ordinary Shares, par value $1.00 per share, Warrants Exercisable for Ordinary Shares ("Warrants"), and Warrants Exercisable for Class A Shares ("Class A Warrants"), of the Issuer. "Common Shares" refers to Ordinary Shares and Class A Shares collectively.

Item 2(e).   CUSIP Number:

             The Cusip number of the Ordinary Shares is G30397106.

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

             (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.

             (b)   [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

             (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

             (d) [ ] Investment company registered under Section 8 of the Investment Company Act.

             (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

             (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

             (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

             (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

             (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

             (j)   [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.      Ownership

             (a)-(b)

             Endurance Partners is the record owner of 7,131,619 Ordinary Shares and 493,160 Warrants. Endurance Investments is the record owner of 615,663 Ordinary Shares and 42,420 Class A Warrants. Dutch Parallel III is the record owner of 123,733 Ordinary Shares and 11,465 Class A Warrants. The percentages of ownership herein are calculated based on 61,386,102 shares of Ordinary Shares outstanding as of November 30, 2004 plus 7,242,890 shares of Common Shares issuable upon exercise of outstanding warrants.

             Reporting Person. Because of the Reporting Person's position as the sole general partner of GenPar III, and because of the position of GenPar III as the general partner of each of Endurance Partners and Endurance Investments and as the sole member of GenPar Dutch, and because of the position of GenPar Dutch as the general partner of Dutch Parallel III, the Reporting Person may be deemed to own beneficially, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), an aggregate of (1) 7,870,575 Ordinary Shares, which constitutes approximately 11.5% of the outstanding Common Shares of the Issuer, (2) 493,160 Warrants, which constitutes approximately 0.7% of the Common Shares of the Issuer, and (3) 53,885 Class A Warrants, which constitutes approximately 0.1% of the outstanding Common Shares of the Issuer.

             GenPar III. Because of its position as the general partner of each of Endurance Partners and Endurance Investments and as the sole member of GenPar Dutch, and because of the position of GenPar Dutch as the general partner of Dutch Parallel III, GenPar III may be deemed to own beneficially, pursuant to Rule 13d-3 of the Exchange Act, an aggregate of (1) 7,870,575 Ordinary Shares, which constitutes approximately 11.5% of the outstanding Common Shares of the Issuer, (2) 493,160 Warrants, which constitutes approximately 0.7% of the outstanding Common Shares of the Issuer, and (3) 53,885 Class A Warrants, which constitutes approximately 0.1% of the outstanding Common Shares of the Issuer.

             GenPar Dutch. Because of its position as the general partner of Dutch Parallel III, GenPar Dutch may be deemed to own beneficially, pursuant to Rule 13d-3 of the Exchange Act, an aggregate of (1) 123,733 Ordinary Shares, which constitutes approximately 0.2% of the outstanding Common Shares of the Issuer, and (2) 11,465 Class A Warrants, which constitutes approximately 0.0% of the outstanding Common Shares of the Issuer.

             Endurance Partners. Because of its direct ownership of 7,131,619 Ordinary Shares and 493,160 Warrants, Endurance Partners may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of (1) 7,131,619 Ordinary Shares, which constitutes approximately 10.4% of the outstanding Common Shares of the Issuer, and (2) 493,160 Warrants, which constitutes approximately 0.7% of the outstanding Common Shares of the Issuer.

             Endurance Investments. Because of its direct ownership of 615,163 Ordinary Shares and 42,420 Class A Warrants, Endurance Investments may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of (1) 615,163 Ordinary Shares, which constitutes approximately 0.9% of the outstanding Common Shares of the Issuer, and (2) 42,420 Class A Warrants, which constitutes approximately 0.1% of the outstanding Common Shares of the Issuer.

             Dutch Parallel III. Because of its direct ownership of 123,733 Ordinary Shares and 11,465 Class A Warrants, Dutch Parallel III may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of (1) 123,733 Ordinary Shares, which constitutes approximately 0.2% of the outstanding Common Shares of the Issuer, and (2) 11,465 Class A Warrants, which constitutes approximately 0.0% of the outstanding Common Shares of the Issuer.

             David Bonderman, James G. Coulter and William S. Price, III (the "Shareholders") are officers, directors and sole shareholders of the Reporting Person, and therefore may be deemed to beneficially own the Ordinary Shares, Warrants and Class A Warrants of the Issuer owned by the Reporting Person. Pursuant to Rule 13d-4 of the Exchange Act, each of the Shareholders hereby disclaims beneficial ownership of the Ordinary Shares, Warrants and Class A Warrants owned by the TPG Parties.

             (c)

             Reporting Person. In its capacity as the sole general partner of GenPar III, the Reporting person has the sole power to vote or to direct the vote and to dispose or to direct the disposition of (1) 7,870,575 Ordinary Shares, (2) 493,160 Warrants, and (3) 53,885 Class A Warrants.

             GenPar III. In its capacity as the general partner of each of Endurance Partners and Endurance Investments and as the sole member of GenPar Dutch, GenPar III has the sole power to vote or to direct the vote and to dispose or to direct the disposition of (1) 7,870,575 Ordinary Shares, (2) 493,160 Warrants, and (3) 53,885 Class A Warrants.

             GenPar Dutch. In its capacity as the sole general partner of Dutch Parallel III, GenPar Dutch has the sole power to vote or to direct the vote and to dispose or to direct the disposition of (1) 123,733 Ordinary Shares, and (2) 11,465 Class A Warrants.

             Endurance Partners. Acting through its general partner, GenPar III, Endurance Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of (1) 7,131,619 Ordinary Shares, and (2) 493,160 Warrants.

             Endurance Investments. Acting through its general partner, GenPar III, Endurance Investments has the sole power to vote or to direct the vote and to dispose or to direct the disposition of (1) 615,163 Ordinary Shares, and (2) 42,420 Class A Warrants.

             Dutch Parallel III. Acting through its general partner, GenPar Dutch, Dutch Parallel III has the sole power to vote or to direct the vote and to dispose or to direct the disposition of (1) 123,733 Ordinary Shares, and (2) 11,465 Class A Warrants.

Item 5.      Ownership of Five Percent or Less of a Class.

             If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

             Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

             Not Applicable.

Item 8.      Identification and Classification of Members of the Group.

             This Amendment No. 1 to Schedule 13G Statement is being filed on behalf of the Reporting Person pursuant to Rules 13d-1(d). The identity of each of the TPG Parties is set forth in Item 2(a) hereof. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the TPG Parties that a "group" within the meaning of Section 13(d)(3) of the Act exists.

Item 9.      Notice of Dissolution of Group.

             Not Applicable

Item 10.     Certifications.

             Not applicable.

                                    SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February  , 2005

                                           TPG Advisors III, Inc.


                                           By:  /s/ David A. Spuria
                                               -----------------------------
                                           Name:  David A. Spuria
                                           Title: Vice President